Exhibit 1

Transactions in the Securities of the Issuer Since the Most Recent Filing of Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

FUND 1 INVESTMENTS, LLC

Purchase of Common Stock	15,547	$4.5204	03/04/2026
Sale of Common Stock	(250,000)	$4.4274	03/11/2026
Purchase of Common Stock	20,458	$4.1590	03/13/2026
Purchase of Common Stock	279,542	$4.1182	03/13/2026
Sale of Common Stock	(250,000)	$4.1231	03/13/2026